UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED
DOLLAR FINANCIAL CORP.
(Name of Applicant)
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312
(Address of principal executive offices)
Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount

3.00% Senior Convertible Notes due 2028	Up to aggregate principal amount of $120,000,000*
Approximate date of proposed public offering:
As soon as practicable after the date of the qualification of the Indenture pursuant to this Application

Name and address for agent of service:	With a copy to:

Jeffrey Weiss	Barry M. Abelson, Esquire
Chairman and Chief Executive Officer	Brian M. Katz, Esquire
Dollar Financial Corp.	Pepper Hamilton LLP
1436 Lancaster Avenue, Suite 310	3000 Two Logan Square
Berwyn, Pennsylvania 19312-1288	Eighteenth and Arch Streets
Philadelphia, Pennsylvania 19103-2799

*	The actual aggregate principal amount of 3.00% Senior Convertible Notes due 2028 to be issued pursuant to the Indenture, which is defined below, may be less and depends upon the aggregate amount of 3.00% Senior Convertible Notes due 2028 that are exchanged as described in Item 2.
The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay it effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL
1. General Information.
(a)	Dollar Financial Corp. (the “Company”) is a corporation.

(b)	The Company is incorporated under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
     The Company may issue up to $120,000,000 aggregate principal amount of its new 3.00% Senior Convertible Notes due 2028 (the “New Notes”). The Company may issue the New Notes in one or more exchange transactions (collectively, the “Exchanges”) with holders (the “Holders”) of the Company’s existing 2.875% Senior Convertible Notes due 2028 (the “Old Notes”) pursuant to one or more exchange agreements, the form of which is filed as Exhibit T3E hereto and which is incorporated herein by reference. The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (the “Application”). No Exchanges of Old Notes will be accepted, and no New Notes will be issued, before the Indenture has been qualified pursuant to this Application.
     The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933, as amended. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchanges for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchanges, except for payment by the Company of an advisory fee to Credit Suisse Securities (USA), LLC, and the fees and expenses of the Company’s legal advisors for their legal services and of U.S. Bank National Association, for its services as trustee under the Indenture (the “Trustee”). The financial advisor has not been retained to, and will not, solicit acceptances or make any recommendation to Holders with respect to any of the Exchanges. None of the Holders has made or will be requested to make any cash payment to the Company in connection with any such Exchange, other than payment of any applicable taxes.
AFFILIATIONS
3. Affiliates.
     For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See “Directors and Executive Officers” below for a list of the Company’s directors and executive officers, which is incorporated herein by reference. The following is a list of entities that may be deemed to be affiliates of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the outstanding capital stock of each of its subsidiaries, except where otherwise indicated.

	Jurisdiction of	Percentage Owned by
Name of Affiliate	Incorporation	the Company
Dollar Financial Group, Inc.	New York	100%

Check Mart of Florida, Inc.	Delaware	100%

Check Mart of Pennsylvania, Inc.	Pennsylvania	100%

DFG Acquisition Services, Inc.	Delaware	100%

DFG Canada, Inc.	Delaware	100%

DFG International, Inc.	Delaware	100%

DFG World, Inc.	Delaware	100%

	Jurisdiction of	Percentage Owned by
Name of Affiliate	Incorporation	the Company
Dollar Financial Insurance Corp.	Pennsylvania	100%

Financial Exchange Company of Pennsylvania, Inc.	Pennsylvania	100%

Financial Exchange Company of Pittsburgh, Inc.	Delaware	100%

Financial Exchange Company of Virginia, Inc.	Delaware	100%

Monetary Management Corporation of Pennsylvania	Delaware	100%

Monetary Management of California, Inc.	Delaware	100%

Monetary Management of Maryland, Inc.	Delaware	100%

Monetary Management of New York, Inc.	New York	100%

Moneymart, Inc.	Delaware	100%

Pacific Ring Enterprises, Inc.	California	100%

PD Recovery, Inc.	Pennsylvania	100%

Any Kind Check Cashing Centers, Inc.	Arizona	100%

Cash Unlimited of Arizona, Inc.	Arizona	100%

Check Mart of Louisiana, Inc.	Louisiana	100%

Check Mart of New Mexico, Inc.	New Mexico	100%

Check Mart of Texas, Inc.	Texas	100%

Check Mart of Wisconsin, Inc.	Wisconsin	100%

Financial Exchange Company of Ohio, Inc.	Ohio	100%

Loan Mart of Oklahoma, Inc.	Oklahoma	100%

Money Mart CSO, Inc.	Texas	100%

Money Mart Express, Inc.	Utah	100%

We The People USA, Inc.	Delaware	100%

We the People, LLC	Delaware	100%

National Money Mart Company	Nova Scotia	100%

110591 Alberta Ltd.	Alberta	100%

656790 BC Ltd.	British Columbia	100%

Advance Canada, Inc.	Alberta	100%

Advance Canada Properties, Inc.	Alberta	100%

Money Card Corp.	Alberta	100%

Money Mart Canada, Inc.	Alberta	100%

	Jurisdiction of	Percentage Owned by
Name of Affiliate	Incorporation	the Company
Dollar Financial UK Limited	United Kingdom	100%

Cash Centres Corporation Limited	United Kingdom	100%

Cash Centres Limited	United Kingdom	100%

Express Finance (Bromley) Ltd	United Kingdom	100%

Instant Cash Loans Limited	United Kingdom	100%

Payday Express Limited	United Kingdom	100%

Merchants Cash Express Ltd.	United Kingdom	100%

A.E. Osborne & Sons Limited	United Kingdom	100%

C.C. Financial Services Limited	United Kingdom	100%

Cash A Cheque (GB) Limited	United Kingdom	100%

Cash A Cheque (South) Limited	United Kingdom	100%

Cash A Cheque Great Britain Limited	United Kingdom	100%

Cash A Cheque Holdings Great Britain Limited	United Kingdom	100%

Cash Centres International Limited	United Kingdom	100%

Cash Centres Retail Limited	United Kingdom	100%

Cash Centres Scotland Limited	United Kingdom	100%

Cheque Changers Ltd.	United Kingdom	100%

County Registers Limited	United Kingdom	100%

Fastcash Limited	United Kingdom	100%

International Paper Converters Ltd.	United Kingdom	100%

London Cash Exchange Limited	United Kingdom	100%

Robert Biggar (ESTD. 1830 Limited f/k/a Lombard Guildhouse Limited )	United Kingdom	100%

Dollar Financial Australia Pty Ltd.	Australia	100%

Optima S.A.	Poland	76%

Instant Cash Loans Ireland Ltd	Ireland	100%
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”)), respectively, of the

Company. The mailing address for each executive officer and director listed below is c/o Dollar Financial Corp, 1436 Lancaster Avenue, Suite 310, Berwyn, Pennsylvania 19312-1288.

Name	Position
Jeffrey Weiss	Chairman of the Board and Chief Executive Officer
Randy Underwood	Executive Vice President and Chief Financial Officer
Norman Miller	Executive Vice President and Chief Operating Officer
Sydney Franchuk	Executive Vice President and Chairman — National Money Mart
Silvio Piccini	Senior Vice President and Managing Director — United Kingdom Operations
Roy Hibberd	Senior Vice President, General Counsel and Secretary
Peter Sokolowski	Senior Vice President of Finance and Corporate Treasurer
William Athas	Senior Vice President of Finance and Corporate Controller
Melissa Soper	Senior Vice President of Corporate Administration
John Gavin	Director
David Jessick	Director
Clive Kahn	Director
Michael Kooper	Director
Ronald McLaughlin	Director
Kenneth Schwenke	Director
5. Principal owners of voting securities.
     The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of the date of this Application.

			Percentage of
		Amount	Voting
Name and Complete Address	Title of Class Owned	Owned	Securities Owned
Wasatch Advisors, Inc. (1)	Common Stock	2,825,155	11.72%
Southpoint Capital Advisors, LLC (2)	Common Stock	2,353,257	9.76%
Wellington Management Company, LLP (3)	Common Stock	2,012,068	8.35%
Royal Capital Management, LLC(4)	Common Stock	1,689,307	7.00%
Wells Fargo and Company (5)	Common Stock	1,299,897	5.39%
Burgundy Asset Management, Ltd. (6)	Common Stock	1,250,409	5.19%
Alydar Capital, LLC (7)	Common Stock	1,241,410	5.15%

(1)	As reported in a Schedule 13G/A filed on February 17, 2009. Wasatch Advisors, Inc., a registered investment advisor, has a principal place of business at 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(2)	As reported in a Schedule 13G/A filed on February 18, 2009 by Southpoint Capital Advisors LLC (“Southpoint CA LLC”), a Delaware limited liability company and the general partner of Southpoint Capital Advisors LP, a Delaware limited partnership “Southpoint Advisors”). Southpoint GP, LLC is a Delaware limited liability company and the general partner of Southpoint GP, LP, a Delaware limited liability company and the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. The shares are held by the Fund, the Qualified Fund and the Master Fund. Southpoint CA LLC, Southpoint GP, LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II are deemed the beneficial owner and have the sole power to vote and dispose of the shares. The principal business address of Southpoint CA LLC is 623 Fifth Avenue, Suite 2503, New York, New York 10022.

(3)	As reported in a Schedule 13G/A filed on June 10, 2009. Wellington Management Company, LLP, a registered investment advisor, is a Massachusetts limited liability partnership and its principal place of business is located at 75 State Street, Boston, Massachusetts 02109.

(4)	As reported in a Schedule 13G/A filed on January 26, 2009. Royal Capital Management, LLC (“Royal Management”), a registered investment advisor, is a Delaware limited liability company. Royal Management purchased our common stock for the accounts of (i) Royal Capital Value Fund, L.P., a Delaware limited partnership (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P., a Delaware limited partnership (“Royal Qualified”), (iii) Royal Capital Long Alpha Fund (QP), L.P., a Delaware limited partnership (“Royal Alpha Fund”), (iv) RoyalCap Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Master”); (v) RoyalCap Long Alpha Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Alpha Master”); and (vi) a separately managed account (the “Account”). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Alpha Fund, Royal Master, Royal Alpha Master and the Account. Messrs. Medway and Fergang are the principals of Royal Management. The address of Royal Management is 623 Fifth Avenue, 24th Floor, New York, NY 10022.

(5)	As reported in a Schedule 13G filed on February 12, 2009. Wells Fargo & Company, a parent holding company, holds or shares on its own behalf and on the behalf of: Wells Capital Management Incorporated, a registered investment advisor; Wells Fargo Funds Management, LLC, a registered investment advisor; Wells Fargo Bank, National Association, a bank; Wachovia Securities, LLC., a registered investment advisor, and; Wachovia Bank, National Association, a bank. The address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94163.

(6)	As reported in a Schedule 13G filed on February 12, 2009. The principal business address of Burgundy Asset Management, Ltd., a registered investment advisor, is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(7)	As reported in a Schedule 13G/A filed on May 7, 2009. John A. Murphy, an individual, is Manager of Alydar Capital, LLC and Alydar Partners, LLC, both Delaware limited liability companies. Alydar Capital, LLC is the general partner of Alysheba Fund, L.P. and Alysheba QP Fund, L.P. Alydar Partners, LLC is the investment manager of Alysheba Fund Limited. John A. Murphy disclaims beneficial ownership of the securities. The address of Alydar Capital, LLC is 222 Berkeley Street, 17th Floor, Boston, Massachusetts, 02116.
UNDERWRITERS
6. Underwriters.
     (a) Wachovia Capital Markets, LLC, Bear, Stearns & Co., Jefferies & Company, Inc. and JMP Securities LLC acted as the initial purchasers of the Old Notes. The mailing address for the initial purchasers of the Existing Notes is c/o Wachovia Capital Markets, LLC (now Wells Fargo Securities, LLC), 375 Park Avenue (NY4070) New York, New York 10152. During the three years prior to the date of the filing of this Application, no other persons have acted as an underwriter or initial purchaser of the Company’s securities outstanding on the date of this Application.
     (b) No person is acting as principal underwriter of the New Notes to be offered in the Exchanges.
CAPITAL SECURITIES
7. Capitalization.
     (a) Set forth below is certain information as to each authorized class of securities of the Company as of the date of this Application.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	55,000,000	24,133,308

Preferred Stock, par value $0.001 per share	10,000,000	0

2.875% Senior Convertible Notes due 2027	$200,000,000 aggregate principal amount	$200,000,000 aggregate principal amount (1)

(1)	Amount outstanding prior to the completion of the proposed Exchanges.

     (b) Holders of the Company’s Common Stock are entitled to one vote per share of Common Stock on all matters on which holders of Common Stock are entitled to vote. Holders of the Company’s Common Stock are entitled to receive notice of and attend all meetings of the shareholders of the Company.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The New Notes will be issued under the Indenture to be entered into between the Company and U.S. Bank National Association, as trustee. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3G hereto and incorporated herein by reference. Capitalized terms used in this item 8 and not defined herein have the meanings assigned to them in the Indenture.
     (a) Events of Default; Withholding of Notice.
          The following will be Events of Default under the Indenture:
          (1) following the exercise by holders of the right to convert New Notes issued under the Indenture, the Company fails to comply with its obligations to deliver the cash or shares of its common stock, if any, required to be delivered as part of such conversion;
          (2) the Company defaults in its obligation to provide timely notice of a Fundamental Change to the Trustee and each holder as required under the Indenture;
          (3) the Company defaults in the payment of principal when due at maturity, upon redemption, repurchase or otherwise;
          (4) the Company defaults in the payment of any interest when due, and continues to fail to pay such interest for a period of 30 days past the applicable due date;
          (5) the Company fails to comply with its obligation to repurchase the New Notes at the option of a holder on the terms set forth in the Indenture;
          (6) the Company fails to perform or observe any term, covenant or warranty or agreement in the Indenture, and such failure continues for 60 days after receipt by the Company of a Notice of Default;
          (7) the Company fails to make any payment by the end of any applicable grace period after maturity or acceleration of indebtedness for borrowed money of the Company or its Subsidiaries in an amount in excess of $20,000,000;
          (8) the Company or any of its Significant Subsidiaries fails to pay final judgments aggregating in excess of $20,000,000, which judgments are not paid, discharged or stayed for a period of 60 days; or
          (9) specific events relating to the Company’s or any of its Significant Subsidiaries’ bankruptcy, insolvency or reorganization.
     Subject to the terms of the Indenture, if an Event of Default occurs and is continuing for the required amount of time, the Trustee by notice to the Company, or the holders of at least 25% in aggregate principal amount of the New Notes at the time outstanding by notice to the Company and the Trustee, may declare the principal amount of the New Notes and any accrued and unpaid interest to be immediately due and payable.
     Notwithstanding the preceding sentence, in the case of certain events of bankruptcy, insolvency or reorganization with respect to the Company, the principal amount and any accrued and unpaid interest on the New

Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.
     The holders of a majority in aggregate principal amount of the New Notes at the time outstanding, by notice to the Trustee and the Company may rescind an acceleration and its consequences, and thereby waive the Events of Default giving rise to such acceleration, if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of the principal amount and any accrued and unpaid interest on the New Notes that has become due solely as a result of acceleration, which amounts, if such rescission is effective, shall no longer be payable as a result of acceleration. No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto.
     The holders of a majority in aggregate principal amount of the New Notes at the time outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of other holders or would involve the Trustee in personal liability; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction or the Indenture. Prior to taking any action under the Indenture, the Trustee may require indemnity satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
     No holder may pursue any remedy with respect to this Indenture, except in the case of a default due to the non-payment of the principal amount, any accrued and unpaid interest or any unpaid Settlement Amounts or Settlement Shares, unless:
     (1) the holder gives to the Trustee written notice stating that a default is continuing;
     (2) the holders of at least 25% in aggregate principal amount of the New Notes at the time outstanding make a written request to the Trustee to pursue the remedy;
     (3) the Trustee does not comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and
     (4) the holders of a majority in aggregate principal amount of the New Notes at the time outstanding do not give the Trustee a direction inconsistent with the request during such 60-day period.
     (b) Authentication and Delivery of New Notes; Use of Proceeds.
     The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the President, any Senior Vice President, Executive Vice President or Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company and attested by the manual or facsimile signature of any other such officer of the Company.
     The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed by any of the Chairman of the Board, the President, any Senior Vice President, Executive Vice President or Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issuance of New Notes is to be authenticated.
     The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.
     The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

     (c) Release and Substitution of Any Property Subject to the Lien of the Indenture.
     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
     (d) Satisfaction and Discharge of the Indenture.
     When (i) the Company causes to be delivered to the Trustee all outstanding New Notes for cancellation or (ii) all outstanding New Notes have become due and payable (whether on conversion, maturity, redemption, repurchase or otherwise) and the Company deposits with the Trustee cash and, if applicable, shares of common stock sufficient to pay all amounts due and owing on all outstanding New Notes, and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture will cease to be of further effect. The Trustee will join in the execution of a document prepared by the Company acknowledging satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officer’s Certificate and Opinion of Counsel and at the cost and expense of the Company.
     (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.
     The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers’ Certificate signed by the Chairman of the Board, the President, any Senior Vice President, Executive Vice President or Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officers’ Certificate must describe the default or Event of Default and the efforts to remedy the same.
9. Other Obligors.
     None.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This application for qualification comprises:
     (a) Pages numbered 1 to 11, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).
     (c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Certificate of Incorporation of the Company, as amended. Incorporated by reference from Exhibit 3.3 to the Company’s Registration Statement on Form S-3/A filed on June 6, 2004 (Registration Number 333-113570).

Exhibit T3B	Bylaws of the Company. Incorporated by reference from Exhibit 3.4 to the Company’s Registration Statement on Form S-3/A filed on June 6, 2004 (Registration Number 333-113570).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E*	Form of Exchange Agreement.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Dollar Financial Corp., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Philadelphia, and Commonwealth of Pennsylvania, on the 8th day of December, 2009.

DOLLAR FINANCIAL CORP.

Attest:

By:	/s/ Peter Sokolowski	By:	/s/ William M. Athas
Name:	Peter Sokolowski	Name:	William M. Athas
Title:	Senior Vice President of Finance and Corporate Treasurer	Title:	Senior Vice President, Finance and Corporate Controller

EXHIBIT LIST

Exhibit T3A	Certificate of Incorporation of the Company, as amended. Incorporated by reference from Exhibit 3.3 to the Company’s Registration Statement on Form S-3/A filed on June 6, 2004 (Registration Number 333-113570).

Exhibit T3B	Bylaws of the Company. Incorporated by reference from Exhibit 3.4 to the Company’s Registration Statement on Form S-3/A filed on June 6, 2004 (Registration Number 333-113570).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E*	Form of Exchange Agreement.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939. Included as part of Exhibit T3C herewith.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.